

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2012

Via E-mail
S. Douglas Henderson
President
Free Flow, Inc.
9130 Edgewood Drive
La Mesa, CA 91941

> **Re: Free Flow, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 27, 2012**
> **File No. 333-179909**

Dear Mr. Henderson:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

Prospectus Cover Page

1. You state that the company has no "intention to engage in a reverse merger with any entity in an unrelated industry." Please disclose whether the company has any intention to engage in a merger or acquisition with any entity, regardless of the industry.

Risk Factors, page 4

If we are unable to maintain existing and develop additional relationships . . . , page 5

2. In the last sentence, you state that you have "no plans or agreements to manufacture, distribute or market (other than [y]our web site) or install [y]our proposed product." This statement appears to be inconsistent with other disclosures throughout the prospectus. Please advise, or revise your disclosure as appropriate.

Need and ability to raise additional capital, page 7

3. In this risk factor and on page 17, you refer to Garden Bay shareholders who "received" the stock dividend. Please revise your statements to reflect, if true, that the stock dividend has not yet been "received" by the Garden Bay shareholders.

As an "emerging growth company" . . . , page 7

4. We note your response to comment six of our letter dated July 24, 2012. However, you still include the reference to July 31 when it appears you intend to reference June 30. Please advise, or revise your disclosure as appropriate.

The Dividend Distribution by Garden Bay International, Ltd., page 8

General, page 8

5. We note your response to comment seven of our letter dated July 24, 2012. However, on page 9, you still refer to Ads in Motion, Inc. as a "public 'Emerging growth company.'" Please remove the reference to emerging growth company in this instance because Ads in Motion cannot be considered an emerging growth company.

Management's Discussion and Analysis or Plan of Operation, page 16

Smaller Reporting Company, page 18

Implications of Being an Emerging Growth Company – The JOBS Act, page 18

6. In the first sentence on page 19, you state that the reduced reporting burdens permitted by the JOBS Act are also available to you as a smaller reporting company. Please remove this statement as not all of the exemptions permitted by the JOBS Act are also available to smaller reporting companies that are not emerging growth companies.

Milestones, page 19

July, August and September 2012, page 19

7. Please ensure this section is updated to reflect the progress, if any, you made during these three months. In this regard, we note this section still discusses actions you "will" take during these three months, and this period is nearing its end.

Management, page 21

8. We note your response to comment 15 of our letter dated July 24, 2012. Nevertheless, we note Mr. Henderson's involvement with Ads in Motion, Inc. and Mr. Myers' involvement with Unseen Solar, Inc. As previously requested, in a *separately captioned section* of the prospectus, please disclose their involvement in these companies as well as the current status of the companies. This disclosure should discuss whether the companies ended up combining with other companies through reverse mergers or otherwise or simply continue as development stage companies with no revenue or efforts at business development. In this regard, we note Unseen Solar, Inc. recently filed a Form

8-K disclosing its entry into a stock purchase agreement. Also as previously requested, to the extent you are unable to provide a listing of all companies with which the major shareholders of Garden Bay and the selling shareholders have been involved that were blank check or development stage companies, please *disclose the reason* why you are unable to provide such disclosure.

Exhibits, page II-2

9. You now refer to the Patent Sales Agreement as Exhibit 10.1 and disclose that it was filed with the Form S-1 on March 6, 2012. Please also disclose that it was filed as Exhibit 99.1 to the Form S-1 filed on March 6, 2012.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela Long
Assistant Director

cc: Karen Batcher, Esq. (*via e-mail*)
        Synergen Law Group, APC